Correspondence

IANTHUS CAPITAL HOLDINGS, INC.

420 Lexington Avenue, Suite 414

New York, NY 10170

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Abby Adams
Joe McCann
Li Xiao
Lynn Dicker

Re:	iAnthus Capital Holdings, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed February 5, 2021
File No. 000-56228

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of iAnthus Capital Holdings, Inc., a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2021 (“Comment Letter”) regarding the Company’s Registration Statement on Form 10 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-12G Amendment #1 filed February 5, 2021

Item 1. Business, page 1

1.	Please revise the chart so the font is large enough to be legible.

RESPONSE:	The chart has been revised so that the font is large enough to be legible.

2.	As you state on page 1 that you are “committed to creating a national retail band and portfolio of branded cannabis and CBD products recognized in the United States,” please revise to disclose here to explain that cannabis is illegal under U.S. federal law.

RESPONSE:	The disclosure has been revised to indicate that cannabis is illegal under U.S. federal law.

3.	On page 1, 43 and elsewhere in the registration statement, you state you “sell cannabis product for medical . . . use” and for “wellness.” Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure of any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and are subject to FDA approval. Accordingly, please revise to describe the regulatory status of your products in order to provide context to statements concerning medical or medicinal use.

RESPONSE:	The Company has revised its disclosure to describe the regulatory status of its products.

Recent Developments, page 7

4.	Please revise to explain in greater detail the reasons and events that caused your liquidity constraints and subsequent bankruptcy. Discuss whether, and if so how, the bankruptcy has impacted or will impact your operations and business strategy. In terms of your shareholder base, disclose the number of record holders before and after completion of the bankruptcy and recapitalization, and whether these events materially impact the percentage of outstanding voting securities held directly or indirectly of record by residents of the United States. Also, file the October 5, 2020 Plan of Arrangement approved by the Supreme Court of British Columbia as an exhibit to the registration statement.

RESPONSE:

The Company has revised the disclosure to explain, in greater detail, the reasons and events that caused the Company’s liquidity constraints. Please note that, as disclosed, the Company intends to effectuate the Recapitalization Transaction by way of a Plan of Arrangement that was approved by the Supreme Court of British Columbia following approval by the Company’s secured noteholders, unsecured noteholders and shareholders. This procedure is not the same as a bankruptcy. Rather, it is a non-bankruptcy alternative available under the Company’s jurisdiction of incorporation which allows it to effect changes to its capital structure with the approval of its security holders and only limited court review/supervision. A copy of the Amended and Restated Plan of Arrangement dated August 6, 2020 approved by the Supreme Court of British Columbia on October 5, 2020 is filed as an exhibit to the Registration Statement.

In addition, the Company has added disclosure to indicate the number of record holders before and after completion of the Recapitalization Transaction and whether these events materially impact the percentage of outstanding voting securities held directly or indirectly of record by residents of the United States.

5.	We note your disclosure that the Supreme Court of British Columbia has approved the Plan of Arrangement. Please revise to explain when the Recapitalization Transaction and other aspects of the Plan of Arrangement were or will be implemented. If there are contingencies, please discuss them. Update or supplement, as applicable, your Item 4 and Item 5 disclosures to explain changes impacting your beneficial ownership table and the composition of your directors and executive officers.

RESPONSE:

The Company has revised the disclosure to explain the contingencies that remain outstanding and need to be addressed prior to the consummation of the Recapitalization Transaction.

The Company has updated Item 4 to add columns to the beneficial ownership table to show the effect of the Recapitalization Transaction on the beneficial ownership of the Company’s securities.

Upon consummation of the Recapitalization Transaction, the Company’s new board of directors (the “New Board”) will be composed of the following members: (i) three nominees will be designated by Gotham Green Partners, LLC and each of its affiliates and subsidiaries on behalf of the holders (the “Secured Lenders”) of the Company’s 13% senior secured convertible debentures; (ii) three nominees will be designated by the majority of unsecured lenders (the “Consenting Unsecured Lenders”) that hold the Company’s 8% convertible unsecured debentures and that entered into the Restructuring Support Agreement as follows: one by Oasis Investments II Master Fund Ltd., one by Senvest Global (KY), LP and Senvest Master Fund, LP, and one by Hadron Healthcare and Consumer Special; and (iii) one nominee will be designated by the director nominees of the Secured Lenders and Consenting Unsecured Lenders to serve as a member of the Company’s New Board, who will also serve as the Company’s Chief Executive Officer. At such time that the Secured Lenders’ and Consenting Unsecured Lenders’ director nominees have been definitively nominated or chosen and have received the requisite regulatory approvals for appointment, the Company will update its disclosure in accordance with Item 401 of Regulation S-K to disclose such director nominees and executive officers.

Employees, page 16

6.	Please revise to provide a description of your human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K.

RESPONSE:	As a smaller reporting, the Company has considered and provided the disclosure required by Item 101(h)(4)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 16

7.	Please revise to clarify when you were required to commence reporting and discuss this timing relative to your bankruptcy proceedings, the investigation and resignation of your former CEO, and your shareholder vote regarding the Recapitalization transactions.

RESPONSE:	The Company has revised the disclosure in the risk factor to clarify when it was required to commence reporting and to discuss the timing relative to the investigation and resignation of its former CEO and its shareholder vote regarding the Recapitalization Transaction. Please note that, as disclosed, the Company intends to effectuate the Recapitalization Transaction by way of a Plan of Arrangement that was approved by the Supreme Court of British Columbia following approval by the Company’s secured noteholders, unsecured noteholders and shareholders. This procedure is not the same as a bankruptcy. Rather, it is a non-bankruptcy alternative available under the Company’s jurisdiction of incorporation which allows it to effect changes to its capital structure with the approval of its security holders and only limited court review/supervision.

8.	We note the risk factor on page 29 that the resignation of Mr. Ford and his prior misconduct could result in litigation and regulatory investigations that could have a material adverse impact on your business. Tell us, and revise as applicable, to explain whether the class action litigation referenced on pages 79 and F-74 relate to this prior misconduct.

RESPONSE:	The Company has revised the disclosure in the risk factor to indicate that the class action litigation referenced on pages 79 and F-74 relates to Mr. Ford’s prior misconduct.

The resignation of Hadley Ford as our Chief Executive Officer could have a material adverse impact on our business, page 29

9.	Please revise to discuss here or elsewhere the findings of the investigation.

RESPONSE:	The Company has revised the disclosure in the risk factor to set forth the findings of the investigation.

We lack access to U.S. bankruptcy protections, page 29

10.	We note your disclosure that many U.S. courts have denied cannabis businesses bankruptcy protections because the use of cannabis is illegal under federal law and there is no guarantee that U.S. federal bankruptcy protections would be available to you. In light of your recent bankruptcy, please revise to disclose whether you filed, or attempted to file, for bankruptcy protection in the United States. Also, revise here or elsewhere in the Form 10, as applicable, to explain the eligibility requirements that you will need to meet in order to receive bankruptcy protections in Canada.

RESPONSE:

Please note that, as disclosed, the Company intends to effectuate the Recapitalization Transaction by way of a Plan of Arrangement that was approved by the Supreme Court of British Columbia following approval by the Company’s secured noteholders, unsecured noteholders and shareholders. This procedure is not the same as a bankruptcy. Rather, it is a non-bankruptcy alternative available under the Company’s jurisdiction of incorporation which allows it to effect changes to its capital structure with the approval of its security holders and only limited court review/supervision.

The Company has revised its disclosure to explain the eligibility requirements a company needs to meet in order to receive bankruptcy protections in Canada.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

11.	We note your statement here and elsewhere that you are a “leading vertically-integrated, multi-state owner and operator of licensed cannabis cultivation, processing and dispensary facilities, and a developer, producer and distributor of innovative branded cannabis and CBD products in the United States.” Please revise to clarify the basis for your leadership claims.

RESPONSE:	The Company has revised the disclosure to delete the word “leading.”

12.	Clarify under what criteria CBD For Life is “top-ranked.”

RESPONSE:	The Company has revised the disclosure to delete the word “top-ranked.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 63

13.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K.

RESPONSE:

The Company has revised the disclosure in the footnotes to the beneficial ownership table to identify the natural person(s) who exercise(s) voting and/or dispositive power with respect to the common shares held by the entities set forth therein.

Item 6. Executive Compensation

Employment Agreements, page 72

14.	Please file your employment agreement and termination agreement with Mr. Ford.

RESPONSE:	The Company has filed the employment agreement and settlement agreement and general release with Mr. Ford as exhibits to the Registration Statement.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 74

15.	Revise to clarify how much of the loan to Hadley Ford remains outstanding.

RESPONSE:	The Company has revised its disclosure to clarify the amount of Hadley Ford’s loan that remains outstanding.

Item 10. Recent Sales of Unregistered Securities, page 81

16.	To the extent you have not done so, revise this section to provide the information required by Item 701(a) of Regulation S-K. For example, for sales of securities, identify the section under which the exemption from registration was claimed and the facts upon which you relied for that exemption. For option grants, give the date of grant and the terms of conversion or exercise.

RESPONSE:	The Company has revised disclosure in this section to provide the information required by Item 701(a) of Regulation S-K. In addition, the Company has revised its disclosure regarding option grants to include the terms of exercise.

Item 15. Financial Statements and Exhibits, page 88

17.	File your bylaws or advise.

RESPONSE:	The Company does not have bylaws.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(b) Going Concern, page F-7

18.	You disclose that the Plan of Arrangement was approved by the Supreme Court of British Columbia in October 2020, and that your financial statements continue to be reported as a going concern. Please explain to us the nature of the Plan of Arrangement, within the context of Chapter 11 or Chapter 7 bankruptcy proceedings in the United States, and the related accounting consequences you expect for this transaction. Please also consider the need to provide Article 11 pro forma financial information for investors to gain a better understanding of the impact from this transaction, in case the transaction is not expected to be included in future filings before effectiveness of the Form 10.

RESPONSE:

Please note that, as disclosed, the Company intends to effectuate the Recapitalization Transaction by way of a Plan of Arrangement that was approved by the Supreme Court of British Columbia following approval by the Company’s secured noteholders, unsecured noteholders and shareholders. This procedure is not the same as a bankruptcy. Rather, it is a non-bankruptcy alternative available under the Company’s jurisdiction of incorporation which allows it to effect changes to its capital structure with the approval of its security holders and only limited court review/supervision.

As previously advised, the Plan of Arrangement is not comparable to either Chapter 11 or Chapter 7 bankruptcy proceedings in the United States. In Canada, the Companies’ Creditors Arrangement Act (Canada) is similar to Chapter 11 bankruptcy and the Bankruptcy and Insolvency Act (Canada) is similar to Chapter 7 bankruptcy. The Plan of Arrangement is being implemented pursuant to statutory provisions available to corporations under the Business Corporations Act (British Columbia). Disclosure regarding the nature of the Plan of Arrangement, including the fact that it is pursuant to the Business Corporations Act (British Columbia) and that it is also subject to approval by the court, the lenders and the security holders of the Company as well as state regulatory approvals (collectively, the Requisite Approvals”), has been provided. In addition, we have considered and have determined that Article 11 pro forma financial information is not required since the Plan of Arrangement does not constitute a Chapter 11 proceeding and since it also remains subject to receipt of the Requisite Approvals.

Note 5. Acquisition and Business Combination

(b) Acquisition of MPX Bioceutical Corporation, page F-21

19.	Considering the significance of the MPX acquisition consummated on February 5, 2019, please tell us, and revise if necessary, how you considered the requirements for separate acquiree financial statements under Rule 8-04 of Regulation S-X and pro forma financial information under Rule 8-05 of Regulation S-X.

RESPONSE:	The Company will be filing its Annual Report on Form 10-K (the “Annual Report”) in close proximity to the filing of the amended Form 10. Such Annual Report shall contain audited consolidated financial statements of the Company (and MPX) for the years ended December 31, 2020 and 2019. Pursuant to conversations with the Staff, we believe that the audited consolidated financials to be included in the Annual Report satisfy the Company’s obligations under Regulation S-X with respect to MPX.

Note 11. Goodwill, page F-28

20.	Please explain to us, and revise if necessary, how the goodwill by reporting unit table reconciles. We note that the carrying value appears to be higher than the book value before the impairment charges were taken for the period. This also applies to the table on F-63 for the interim financial statements.

RESPONSE:

The impairment loss for December 31, 2019 is calculated by subtracting the carrying value from the fair value and further reduced by $76.3 million in order to align the implied control premium with current general market conditions across the reporting units as included in the footnote (2) under the table.

On page F-63, the impairment loss for nine months ended September 30, 2020 is calculated by subtracting the carrying value from the fair value and further reduced by $24.3 million relating to corporate assets and liabilities that are considered to be part of each reporting units as indicated in the footnote (1) under the table.

Sincerely,

iAnthus Capital Holdings, Inc.
\s\ Randy Maslow
By: Randy Maslow
Title: Chief Executive Officer